SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

GENERAL FINANCE AND DEVELOPMENT, INC.

(Name of Small Business Issuer in its Charter)

MINNESOTA	61-1446632
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

855 VILLAGE CENTER DRIVE SUITE 315

NORTH OAKS MINNESOTA 55127

(Address of principal executive offices)

(651) 238-8636

(Issuer’s telephone number, including area code)

Securities to be registered pursuant to section 12(b) of the Act:	None

Securities to be registered pursuant to section 12(g) of the Act:	Common stock, $0.01 par value

PART I

ITEM 1.	BUSINESS

We are a development stage company owning a technology called Variance Cardiography (“Variance Cardiography” or “Variance Cardiograph”) for detecting heart disease. According to The American Heart Association, heart disease is the number one killer among all diseases and is responsible for over one million deaths per year. Statistically, almost one in every two Americans will develop coronary artery disease and one in seven will die from sudden cardiac arrest. Further, it is estimated that 5 million Americans have a non-symptomatic form of heart disease known as “silent ischemia.” Currently there does not exist an effective methodology to detect coronary artery disease that can be utilized on a wide scale basis. Management believes that the Variance Cardiograph may become that methodology by providing a state of the art tool to detect coronary artery disease. Management bases this belief due to clinical studies conducted in Europe and the United States that conclude the accuracy to be greater than a standard ECG or exercise stress ECG. The test can be administered in 10 minutes utilizing the plug and play device with a standard desk top or laptop PC in medical and non-medical settings. The report generated will provide a pre-test risk assessment, Heart Variance Index Score and post test risk factor analysis.

On November 14, 2004 the General Finance and Development, Inc. (Company of General Finance and Development) finalized the purchase of the technology from Vital Health Technologies, Inc., Los Angeles, California as part of a merger-spin-off agreement further described on EXHIBIT 3.3 (the “Settlement Agreement”). In turn we executed a non-exclusive license agreement whereas Vital Health has been granted a worldwide, unlimited license to further develop and market the technology further described on EXHIBIT 3.5 (“Non-Exclusive License Agreement”). Vital Health’s subsidiary Caribbean American Health Resorts develops and operates health and fitness resorts in the Caribbean Islands in which the Variance Cardiography technology can be utilized. In addition they have access to a group of affiliated physicians in the United States who can further develop and utilize the technology. As part of the agreement we will receive a royalty of 5% of gross revenue received from the marketing and sales of the technology. We intend to license the Variance Cardiography technology to other medical technology companies to further develop, manufacture and distribute it to the United States and other foreign markets.

We will be seeking additional medical technology development opportunities along with other business opportunities that will be financed from the proceeds of the licensing of Variance Cardiography and additional equity offerings.

How We Are Organized

We were incorporated in the State of Minnesota on April 1, 2003 as a spin-off from Vital Health Technologies, Inc. as part of a merger agreement between VitalHealth and Caribbean American Health Resorts, Inc. The Company was formed for the purpose of acquiring the Variance Cardiography heart screen business from Vital Health. Each shareholder of record on March 12, 2003 received 1 share of General Finance and Development, Inc. for each share of Vital Health they owned.

Vital Health Technologies, Inc. (“Vital Health”) was incorporated in the State of Minnesota on April 11, 1960 under the name of Cherne Test Ball, Inc. Starting in December of 1961 through May of 1992, the Company effectuated several name changes: Cherne Industrial, Inc.; Cherne Enterprises, Inc.; Cherne Medical, Inc.; and Vital Heart Systems, Inc. In 1984, the Company began research into the science of the electrophysiology of coronary artery disease. As a result, the Company began selling off its non-medical activities and focusing on providing effective technologies and resources to promote heart disease detection and prevention. In 1991, the Company obtained financing to begin the commercialization of a product that utilized electrophysiology to detect heart disease. However, due to numerous factors, Vital Health ceased a majority of its operations in November of 1993. On January 1, 1994, Vital Health reentered the development stage with limited operations, and in 1996 Vital Health ceased all operations. In 1998, the Company was again revived. On September 26, 2000 the Company changed its name to Vital Health Technologies, Inc. and on December 1,2000, the Company acquired all of the assets of Vital Health Technologies, LLC(“Vital Health LLC”). In March 2003 Vital Health completed a merger with Caribbean American Health Resorts, Inc. and is headquartered in Beverly Hills, California.

Merger-spin-off

The Company was formed as part of the merger agreement between Vital Health Technologies and Caribbean American Health Resorts, Inc. (CAHR). At the time of the merger agreement, management of Vital Health/CAHR desired to focus efforts towards the business strategy of providing a variety of health products and services along with luxurious condominium units to its targeted customer base.

The business of developing Variance Cardiography, even though complimentary, was deemed to be better suited as a separate business entity. Consequently, as part of the merger agreement certain shareholders (Aurora Capital Holdings, L.L.C.) of Vital Health agreed to form General Finance and Development in order to purchase the Variance Cardiography business in exchange for returning 1,850,000 shares of Vital Health. Each shareholder of record of Vital Health received 1 share of General Finance and Development for each share of Vital Health they owned on March 12, 2003. There are 469 shareholders who received shares in General Finance and Development, Inc. As of the date of this registration none of the shareholders have redeemed their shares. No monetary compensation or finders fees where paid in association with the transaction.

Technology purchase & license agreement

Following the merger-spin-off a dispute arouse surrounding the purchase of the Variance Cardiograhy Technology. Vital Health/CAHR claimed that it had transferred the assets to General Finance and Development and General Finance and Development claimed that it did not receive the assets. The dispute centered around General Finance and Development claiming that the Bill of Sale was not completed and forwarded as stated in the agreement. During the dispute, the technology assets remained in a storage facility listed under Vital Health Technologies, Inc.

The dispute was settled in November 2004 where 1,700,000 shares was transferred to Vital Health/CAHR in exchange for all of the business assets associated with Variance Cardiography. General Finance and Development retained 150,000 shares of Vital Health/CAHR.

In addition, General Finance and Development granted a non-exclusive license to Vital Health/CAHR.

Terms of non-exclusive License Agreement:

-	Vital Health/CAHR has a non-exclusive worldwide license to develop and commercialize the Variance Cardiography Technology.

-

General Finance and Development will receive Five percent (5%) of gross revenue actually received by Vital Health/CAHR upon the marketing and sale of the Technology, to be paid to General Finance and Development on a quarterly basis.

-

First refusal during the term of the agreement, whereupon Vital Health/CAHR has thirty (30) days after the receipt of such notice to elect to purchase all right, title and interest in and to the Technology at the price to be paid to General Finance and Development by the third party assignee.

-	The term of the agreement is perpetual.

We have not received any indication of when VHT/CAHR will manufacture and sell our technology.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Governmental Regulation

The Variance Cardiograph is subject to government regulation by the Food and Drug Administration (“FDA”) under the Federal Food, Drug and Cosmetic Act. The Company has submitted a 510(k) and received FDA clearance for the older model of the Variance Cardiograph in 1986. The first prototype for the new Variance Cardiograph was completed in September 2000. With the new design, a new 510(k)must be filed with the FDA before the device can be marketed to the medical community. Any company who licenses or purchases the Variance Cardiography technology will need to file for FDA clearance. However, FDA clearance is not certain, and such clearance will require additional time, effort, and expense.

Principal Product

The Variance Cardiograph

Our primary product is the Variance Cardiograph. The Variance Cardiograph is a medical device designed to assist in the diagnosis of coronary artery disease by measuring the electro-physiological behavior of heart tissue while the patient is at rest. The result of the test we refer to as a Variance Cardiogram. Both the Variance Cardiograph and Variance Cardiogram are specific to our technology. If heart cells are unhealthy they are not able to conduct the electric current that the heart generates each time it beats. Just as the water flow in a river will vary due to obstacles such as boulders and logs, the flow of the electric current in the heart will vary due to cell deterioration.

Traditional evaluation for coronary artery disease begins with a personal history review, physical examination, routine lab studies, chest x-rays and electrocardiograms (“ECG”). However, the accuracy of the ECG, particularly a resting ECG, is much lower than desired for detecting coronary artery disease.

The stress ECG typically involves stressing the heart by utilizing a treadmill or recumbent bicycle under the supervision of a cardiologist. The accuracy of the stress ECG test is higher than that of the resting ECG, but many patients cannot be stressed. Individuals with health problems such as obesity, asthma or arthritis cannot be stressed. The exercise ECG test is limited in its accuracy to detect coronary artery disease, especially when its results are equivocal as is usually the case in patients without heart disease symptoms and in patients with intermediate risk (i.e., patents with or without symptoms but having high blood pressure, high cholesterol levels, tobacco use, family history or diabetes). The medical community recognizes that stress ECGs often have high false positive results, particularly in women, which leads to more invasive tests and more expense.

The Variance Cardiograph and the ECG are both designed to detect abnormal electric activity of the heart, but there are significant differences in the methods used to record and analyze this electric activity. We believe that the Variance Cardiograph’s manner of collecting data with respect to the heart’s electrical activity allows it to gather data with a higher resolution and fidelity than the conventional ECG. The Variance Cardiograph uses up to 22surface electrodes, compared to 10 for the ECG. The Variance Cardiograph uses a wider frequency range and increased sample rate, which allows the higher frequency components to be measured and analyzed. These components are normally lost in standard 12-lead ECGs. Increasing the sample rate improves there solution of collected data. High frequency changes in the waveforms cannot be detected by the standard ECG due to its the narrow frequency response and limited sample rate. The Variance Cardiographs higher analog to digital conversion resolution allows measurement of smaller variations in electro physiological voltage, down to about 1/6th of a microvolt, compared to about 10 microvolts achieved by the standard 12-lead ECG. A simple way to describe the advantage of our technology is to compare two connect the dot diagrams. As a child you may have connected the dots on a diagram to draw a picture of a person or animal. Think in terms of a diagram with 10 dots and another with 1,000 dots. The diagram with 1,000 dots will provide a much clearer more accurate picture of the object. The diagram with only 10 dots will miss much of the detail and will not give as accurate of a picture. If you think in terms of the resolution on a television or computer screen, you know that the higher the resolution is the more clear the picture is.

The Variance Cardiograph Report

Over 10 years of extensive research including clinical data from over 5,000 test subjects was utilized to develop the proprietary variance cardiogram report that provides a pre-test likelihood of heart disease and a Heart Variance Index score generated from a patented algorithm utilizing data collected from the advanced ECG technology. The two are then combined to provide a post-test likelihood score. A standard 12-lead ECG report is also provided in addition to a scoring system for each lead by region of the heart and a graph for each lead.

The test results for a variance cardiogram report are broken down into the following categories:

Pre-test likelihood of heart disease

Is expressed as a percentage and reflects an individuals probability of heart disease by analyzing risk factors such as age, gender, height, weight, blood pressure, cholesterol and smoking history. The data is compared to a comprehensive group of studies called the “Pooling Project.”

Post-test likelihood of heart disease

Is expressed as a percentage that combines the pre-test data and the Variance Heart Index data.

The Variance Heart Index

Is an index score that ranges from 0 - 150 that is derived from the algorithm analysis of 80 heartbeats.

In a moderate-high risk population, the indices indicate the following outcomes and/or recommendations:

0-75	Normal or Healthy Heart Tissue
75-90	Follow-up Retest
90-150	Further Evaluation is Recommended

Clinical Studies

Twenty-four clinical studies have been completed with several studies published that conclude Variance Cardiography has greater sensitivity, specificity and accuracy than a standard ECG and exercise stress test. Additionally, we believe the cost of a Variance Cardiograph is comparable, if not favorable, to comparable tests.

A summary of three of the studies utilizing the variance cardiograph:

Title: Electrocardiogram Signal Variance Analysis in the Diagnosis of Coronary Artery Disease – A comparison with Exercise Stress Test in an Angiographically Documented High Prevalence Population

Authors: Jack Nowak, MD, PH.D, Inger Hagerman, MD, Marco Ylen, Olof Nyquist, M.D., PH.D, Christer Sylven, M.D.,PH.D

Overview: The study involved 199 patients who had symptoms of coronary artery disease. Each patient completed an exercise stress test and a variance cardiogram. Coronary angiography was performed and considered a reference method in all cases.

Location: Karolinska Institute, Sweden

Presented: American College of Cardiology Scientific Sessions March 1993

Conclusion: Variance Cardiography has better diagnostic performance than the exercise Stress test for ischemic heart disease. Variance Cardiography sensitivity of 85% compared to 62% for the exercise stress test. Combining the two methods resulted in proper identification of over 93% of documented cases.

Title: Acurracy of 22 – Lead ECG Analysis for Diagnosis of Acute Myocardial Infarction and Coronary Artery Disease in the Emergency Department: A Comparison with the 12 Lead ECG

Authors: David L. Justis, MD, FACEP, William T. Hession, MD, FACC

Overview: Prospective study of all consenting patients presenting to the emergency department with chest pain. Each of 163 patients admitted with a cardiac-related diagnosis and complete data sets of 22 and 12 lead ECG results and creatine kinase-MB analysis.

Location: Fairview Southdale Hospital, Edina Minnesota

Journal: Annals of Emergency Medicine January 1992

Conclusion: The Variance Cardiogram provided a significant improvement in sensitivity (83%) for AMI diagnosis over the 12-lead ECG (51%) with specificities of 76% and 99%respectively. When combined with clinical judgment, the Variance Cardiography ECG could provide a 97.6% sensitivity for AMI.

Title: Temporal Electrical Heterogenity for Detecting Coronary Artery Disease: Results in a Heterogeneous Cardiac Population

Authors:	Steven E. Jones, MD and Donald A. Underwood, MD

Overview: A new 22-lead electrocardiograph test has shown to have accuracy similar to the stress electrocardiogram in specific patient populations. The objective is to determine the accuracy of this test for detecting coronary artery disease in patients undergoing coronary angiography for a variety of cardiac conditions.

Location: Cleveland Clinic, Cleveland Ohio Journal: Cleveland Clinic

Journal of Medicine July-August 1994

Conclusion: The Variance Cardiogram shows promise as a screening tool for coronary artery disease. Larger studies will be needed for widespread clinical use.

Cost comparison:

The cost of an ECG and stress ECG will vary widely based on a number of variables such as the professional conducting the test (General Practitioner, Internist, Cardiologist), where the test is being performed (outpatient, impatient, emergency room, etc.) and the market for services provided (competitive market, two-clinic market, one-clinic market). Below is a sampling of the estimated costs of the tests that the studies have compared with the Variance Cardiogram. The estimated costs cited are ranges based on management’s knowledge and experience with the tests that are listed. We also reviewed statistics from the National Library of Medicine. The cost projection of the Variance Cardiogram is based on information provided by management’s own estimates.

Test	Cost range

ECG	$40-$120
Stress ECG	$250 -$1,000
Variance Cardiogram	$60-$95

Over $400,000 and 2 years of development was devoted by Vital Health Technologies to design a new version of the Variance Cardiograph that interfaces with a Universal Serial Bus data converter. The first prototype for the Universal Serial Bus Variance Cardiograph was completed in September of 2000.The Universal Serial Bus is the new I/O (Input/Output) standard for personal computers and gives users simple, easy, plug-and-play connections for peripherals. The new Variance Cardiograph is built as an outside the computer device that provides potential advantages in flexibility and mobility by allowing the Variance Cardiograph to interface with a laptop or desktop personal computer. The software for the Variance Cardiograph will run on standard Windows Operating Systems. In addition, the newer Variance Cardiograph can complete a test in 10-15 minutes, compared to the 45-minute test of the previous design. We currently have 3 exact duplicate prototypes of the new system available for presentation and research purposes. None of these systems are available for sale or use by physicians for patient use.

The 24 lead system (22 surface electrodes) utilized for the Variance Cardiograph has been proven through clinical studies to be more accurate than the standard 12 lead ECG. Even though the additional electrodes require more time to administer the test the Variance Cardiogram is still much easier to administer than the exercise stress test.

The company intends to begin a feasibility study to examine reducing the number of leads without the loss of accuracy to be more competitive with the resting ECG.

The new design requires that a new 510 (k) be filed with the FDA in order to market the device to the medical community. The company expects the time frame for FDA clearance to market the device to be 6 to 12 months from the application filing date. The company is undecided if and when the filing will take place since licensing the technology to other medical device manufacturers will more than likely involve additional modifications to the technology which may require them to file there own 510(k).

The FDA 510 (k) process for our technology falls under the category of requiring demonstration of substantial equivalence. Substantial equivalence means that the new device is as safe and effective as the predicate device.

The device is substantially equivalent if it:

•	Has the same intended us as the predicate device
•	Has the same technological characteristics as the predicate device; or
•

Has different technological characteristics, that do not raise new questions of safety and effectiveness, and the sponsor demonstrates that the device is as safe and effective as the legally marketed device.

The FDA consultant that worked with Vital Health Technologies, Inc. in 2001 concluded that the new version variance cardiograph fits into this category. A Quality and Regulatory Plan Overview was drafted at that time. The time period between Drafting the Quality Manual and the FDA Initial Review Period was estimated to take 7 months. Once we receive notice that our device is substantially equivalent it can be marketed in the U.S.

Since the development of the prototypes by Vital Health Technologies there has not been any additional capital devoted or development efforts towards the technology by Vital Health or General Finance and Development.

During the 2nd quarter of 2005 management will assess several development initiatives to be implemented by year end:

Software enhancement in order to simplify data entry and improve graphics for the report. Reduction of the number of leads for ease of administering the test.

Market statistics

According to the Encyclopedia of American Industries there are over 200,000 primary care physicians working in the United States:

Office-based practice
General and family practice	58,000
Internal medicine	67,000
Cardiovascular disease	12,000
Other specialties	262,000
Hospital based practice	133,000

According to the American Medical Association there are an estimated 100,000,000 resting ECGs performed each year and 9,000,000 exercise stress tests. The variance cardiograph provides physicians with a standard ECG and the more comprehensive and clinically accurate heart variance report.

Some other key statistics from the American Heart Association’s 2005 Revised Heart and Stroke Statistics:

•	One in four males and females has some form of cardiovascular disease.
•	Coronary Heart Disease (CHD) compromises more than half of all cardiovascular events in men and women under age 75.
•	The lifetime risk of developing CHD after age 40 is 49% percent for men and 32% for women.
•	25 percent of males who have a recognized MI (heart attack) die within a year compared with 38% of women.
•	50 percent of men who died suddenly of CHD had no previous symptoms. 64% of women who died suddenly of CHD had no previous symptoms.
•	25% of males who have a recognized MI (heart attack) die within a year compared with 38% of women.
•	For the 45-54 age group, the following have Cardiovascular Disease (CVD)
-36.2% of men
-36.6% of women

Patents

We hold a patent on Variance Cardiography that was filed in February 1991 and issued in 1993 titled Electrocardiographic Method and Apparatus #5,188,116. We believe that it possesses all necessary rights to the technology involved in the Variance Cardiograph. The patent covers the device and method utilized to conduct the test including the algorithm. The patent will expire in the year 2011. At the present time we do not intend to seek any additional patent protection on the device Due to the changes we have made to the technology since the original patent was filed in 1991, we intend to protect our software code through copyright protection. As of this date we have not submitted any copyright applications. There is no assurance the Variance Cardiograph will not infringe on patents or copyrights held by others, nor is there any assurance that the copyrights granted will provide commercial benefit to us or adequate protection against competition. We require our consultants to agree, in writing, to keep its proprietary information confidential and, within certain limitations, to assign to us all inventions relating to our business. We currently do not have any consultants under contract. An outside engineering firm has been involved in the development of the technology under Vital Health Technologies and we have obtained copies of that agreement and have been in contact with the firm to assure developmental materials are secure.

Plans for licensing of technology

We are currently actively seeking additional candidates to license the Variance Cardiography technology. Types of companies that have been targeted include ECG manufacturers, electrode manufacturers, large medical device and pharmaceutical companies. We have contacted companies in the United States, Europe and Japan. As of this date, there have not been any proposals presented by us or any candidates that have been targeted. We have targeted potential candidates for the licensing of our technology by referencing our medical technology database and are scheduling meetings to discuss our technology and potential applications. As part of the process we will be preparing licensing proposals with appropriate candidates. There can be no assurance that we will have success in licensing the Variance Cardiography technology. In the event that we license the technology in exchange for stock and/or a royalty there can be no assurance that the stock will be marketable or have future value or that royalty payments will be paid or have any significant value.

Ongoing research

We have been conducting our ongoing research studies at the University of St. Thomas, St. Paul, Minnesota under the supervision of Dr. Daniel Carey. Vital Health Technologies donated a Variance Cardiograph to the University in March 1999 to be used for ongoing educational and research purposes for Dr. Carey and the University. For the studies involving General Finance and Development we are providing a newer prototype for that purpose. Dr Carey has provided his thoughts and recommendations as to the continued development of Variance Cardiography and business opportunities. Are search study was completed in April 2003 that measured the effect of a 6 month Cardiac Risk Factor Intervention Program On Indices of Variance Cardiography. The objective of utilizing our technology for the study was not to compare technologies to one another but to position Variance Cardiography as an instrument that accurately measures changes in an individual’s heart health when they are participating in a supervised diet and exercise program. Two additional research studies are to begin with the first study in June, 2005.The first study will measure the effect of cardiovascular risk reduction on changes in variance cardiography scores on patients who have had gastro-intestinal bypass surgery. Generally, when a subject undergoes the procedure there is a significant loss in weight. The study will try and determine the relationship between weight loss and heart health. The research proposal has been submitted and approved by the University to begin the study. Dr Carey will conduct this study and complete a written report. General Finance and Development will provide training for the staff of the University to conduct the tests and also the necessary test electrodes. No other funding is to be provided by General Finance and Development. William Kieger has provided the training to the technicians at St. Thomas and will provide the training for these studies. The second research study to begin in late summer or early fall of 2005 is intended to utilize variance cardiography in a company wellness program combining diet, exercise and a motivational reward system for the participating employees. The objective is to measure the health improvement of the participating employees and to project a reduction in health care related costs for the company. The strategic overview for the study has been drafted and is intended to be implemented and conducted jointly by Dr. Carey and General Finance and Development. We anticipate finalizing plans with Dr. Carey within the next 30-60 days.

These two studies are intended to serve 2 purposes.

1.	To introduce new applications for the Variance Cardiograph as a tool to accurately measure the impact of programs and procedures to improve overall health and disease prevention.

2.	To assess the market potential for the development of new products and services that will compliment Variance Cardiography.

Longitudinal study to determine the predictive value of Variance Cardiography

We have records in storage of more than 5,000 test subjects that were acquired as part of the acquisition of the technology. These records are the result of the numerous studies and other tests that have been performed over the years. These records can be used for a longitudinal study that will measure the long-term predictability of Variance Cardiography.

The objectives of the study are as follows:

1.

To utilize test data to determine the predictive accuracy of Variance Cardiography by conducting an analysis of each patient’s history of heart disease development based on the test scores we have on file.

2.	To determine the feasibility of Variance Cardiography as a mass screening tool for the early detection of heart disease.

We have targeted a group of approximately 350 subjects who tested positive for coronary artery disease (CAD) 10-12 years ago. The same physician utilizing the variance cardiograph at the same medical facility tested all these subjects. These individuals or family members will need to be contacted and surveyed regarding any development of CAD. The results of this study could be significant in that there is a need for a technology that can be an accurate predictor of CAD so that preventive measures can be employed early on in the disease progression. Our next steps will entail formalizing the details of how this study will be conducted, who will conduct the study and that the costs will be.

Competitive advantage

We believe our technology provides a competitive advantage in the marketplace in that there has been a dramatic increase in health related costs and an awareness of the need for preventive strategies to improve overall health in the United States. In addition we believe the evolution of computer technology gives us key advantages moving forward with a proven methodology that integrates with modern day off-the-shelf components. We cannot absolutely assure that there is not a technology that has been developed or will be developed utilizing variance cardiography. We believe the management staff of General Finance and Development is involved in the general business of medical technologies and is appropriately networked into the industry.

-	Variance Cardiography is more accurate than an ECG and compares favorably to the stress ECG.
-	It is safer that the stress ECG.
-	It is less costly than a stress ECG.
-	Variance Cardiography can be administered in non-medical settings.
-	The report generated is more comprehensive and easy to interpret.
-	The methodology can be integrated with new age technologies such as telemedicine.
-	Potentially the test can become self-administered as is blood pressure and heart monitoring.

Additional business development

Our management is focused on the development of the variance cardiography heart screen business. Initially other business opportunities will be limited to products such as electrodes, training manuals and other product distribution related to heart screening. Our current management has no intentions of engaging in any transaction that involves spinning-off, selling, transferring or assigning the variance cardiography technology. Business development opportunities will be financed from the proceeds of the licensing of Variance Cardiography and additional equity offerings.

The business climate for technologies such as Variance Cardiography is highly competitive (see “Risk Factors”). It will be important for General Finance and Development, Inc. to seek or develop internally other business opportunities that utilize or compliment Variance Cardiography. The current business climate is such that medical technology companies must expand beyond relying on one or even a few products to stay competitive over time.

As of this date we have not received any royalties from the licensing of our technology. The only proceeds that we have secured is the retention of 150,000shares of Vital Health Technologies, Inc. common stock that trades under the ticker symbol CAHR on the OTCBB.

Employees

We are a development stage company and currently have two (2) employees. A full time Chairman and CEO, a part time Vice President, Administration. Our management expects to use consultants, attorneys, and accountants as necessary, and does not currently anticipate a need to engage any other full-time employees. The need for employees and their availability will be addressed in connection with additional business opportunities.

Where You Can Find Us

Our corporate offices are located at 855 Village Center Drive Suite 315, North Oaks, Minnesota 55127. Our telephone number is (651)238-8636. Our website address is www.genfd.com.

Summary Financial Data

The following summary financial data should be read in conjunction with“ Management’s Discussion and Analysis or Plan of Operation” and the Financial Statements and Notes thereto, included elsewhere in this Prospectus.

The following table sets forth our summary historical financial information for the years ended 2004 and 2004. The summary historical financial data should be read in conjunction with our financial statements, notes “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31, 2004	Inception To December 31, 2003	Inception To December 31, 2004

STATEMENT OF OPERATIONS

Revenues	$--	$--	$--
Net Income (loss)	$(16,169)	$(25,031)	$(41,200)
Net Income (loss)per share	$--	$(.01)	$(.01)
Number of shares used in
calculation of net income
(loss) per share	3,791,250	3,791,250	3,791,250

	December 31,
	2004	2003

BALANCE SHEET DATA

Working Capital	$32,942	$37,111
Total Assets	$53,942	$37,111
Total Shareholders’ Equity	$53,942	$37,911

RISK FACTORS

You should carefully consider the following risk factors and other information before deciding to become a shareholder of our common stock. Your investment in our common stock is highly speculative and involves a high degree of risk. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

Please note that throughout this registration statement, the words “we”, “our” or “us” refer to General Finance and Development, Inc. and not to the shareholders.

Risks related to our business

We will rely upon the licensing of our Variance Cardiography technology for all of our revenue until we complete transactions to acquire or develop other business opportunities.

Our results of operations will materially depend on the success of the Variance Cardiography technology. A failure to sell or license the Variance Cardiography technology for any reason, including the introduction of additional competing products, would have a material adverse effect on us. If we develop additional products, we would need to obtain regulatory approval before we could sell them. Given the time-consuming nature of the regulatory clearance process, we do not expect to be able to sell such additional products in the foreseeable future.

We cannot assure you that our Variance Cardiography technology will gain physician acceptance.

A limited number of cardiovascular surgeons and cardiologists can influence medical technology selection and purchase decisions for a large portion of the target cardiovascular surgery patient population. We cannot assure you that our Variance Cardiography technology, or any of the products that we may develop will gain any significant degree of physician acceptance, or that users will accept these products as preferable to alternative products or methods of treatment. Physician acceptance of our Variance Cardiography technology will depend upon our ability to demonstrate the clinical advantages of lower complication rates and cost-effectiveness of Variance Cardiography technology when compared to other similar products or technology. Negative publicity involving Variance Cardiography technology or other similar products could adversely affect the overall acceptance of our product. Any of the foregoing factors, among others, could limit or detract from physician acceptance of our product and have a negative effect on our business, financial condition, operating results and cash flows.

We may need to fund multiple research studies throughout the lifecycle of each of our products, providing statistically significant scientific data to regulatory agencies and cost effectiveness data to third party payers.

The FDA, foreign regulatory agencies and third party health care payers may require scientific clinical outcomes data and cost effectiveness data. We will need to provide this data throughout our products’ lifecycles. Payers and governmental agencies may change the frequency and breadth of clinical research required, potentially significantly increasing our costs. Without adequate positive outcomes data that demonstrate advantages from the use of our Variance Cardiography technology, we may not achieve any significant market penetration. We cannot assure you that our outcomes data will be adequate to meet present or future medical device utility requirements. If our outcomes data does not meet such requirements, we may be unable to sell our products or obtain third party reimbursement for the costs of our products.

Intense competition in the heart disease diagnostic industry could prevent us from successfully marketing our products or render our products obsolete.

We compete in mature, highly competitive markets in which many of our competitors have well-known and established products. To compete successfully in these markets, we must maintain competitive pricing and demonstrate the advantages of our Variance Cardiography technology. It is possible that technological advances by our competitors could render our Variance Cardiography technology noncompetitive or obsolete.

Our primary competitors such as GE Medical Systems, Hewlett Packard, Burdick, Siemens and Spacelabs are all in the electrocardiogram market. Such companies dominate the market and control most of the electrocardiogram worldwide. There is no other company marketing Variance Cardiography technologies. Our competitors have extensive clinical data demonstrating the performance of their electrocardiogram capabilities. If these companies commence marketing the Variance Cardiography Technology, they will have many additional competitive advantages over us, including:

O	greater name recognition and product market acceptance;
O	more established physician relationships;
O	broader product lines;
O	greater distribution capabilities;
O	greater regulatory compliance capabilities;
O	larger marketing, research and development staffs and facilities; and
O	greater financial resources.

We cannot assure you that we will be able to compete against such competitors or their products. Even though we have a patent covering the device and methodology of variance cardiography, other companies with greater resources may infringe on our patent and require us to file a claim and engage in costly litigation or attempt to work around our patent.

Management is not aware of any other companies marketing the variance cardiography technology.

We anticipate future losses and negative cash flows, which may limit or delay our ability to become profitable.

Our auditor has stated that there is substantial doubt about the company’s ability to continue as a going concern.

The company has lost $41,200 from inception to December 31, 2004 and through December 31, 2004 the company has not generated any revenues. These conditions has caused our auditor to raise substantial doubt regarding our ability to continue as a going concern.

We expect to incur additional net losses until we are able to generate and sustain substantially higher revenues while maintaining reasonable expense levels, both of which involve uncertainty. We also must continue to make significant expenditures on research and development in connection with our technology. We cannot assure you that our revenues will grow in future periods or that we will ever become profitable. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

To date, we have not received any royalties from licensing Variance Cardiography business operations or realized any revenues. Based upon our new operations, we have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since our spin-off from Vital Health Technologies, Inc. is $41,200. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

-

our ability to license or sell the Variance Cardiography technology to medical technology companies with the resources required to effectively market, manufacture and distribute it to the United States and other foreign markets.

-	our ability to generate revenues
-	our ability to raise the capital necessary to manufacture and distribute the technology.

Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with marketing and development of the technology. We cannot guarantee that we will be successful ingenerating revenues in the future. Failure to generate revenues may cause us to go out of business.

Substantial government regulation in the U.S. and abroad may restrict our ability to sell or license our Variance Cardiography technology.

The FDA and comparable regulatory authorities in foreign countries extensively and rigorously regulate our products, product development activities and manufacturing processes. In the U.S., the FDA regulates the introduction of medical devices as well as the manufacturing, labeling and record-keeping procedures for such products. We are required to:

O	obtain clearance before we can market and sell medical devices;
O	satisfy content requirements applicable to our labeling, sales and promotional materials;
O	comply with manufacturing and reporting requirements; and
O	undergo rigorous inspections.

The process of obtaining marketing clearance for new medical devices from the FDA can be costly and time consuming. For example, the pre-market clearance process, which our medical devices must undergo, can require a number of years to complete. Although we obtained FDA clearance for our Variance Cardiography technology, we cannot assure you that our future products will obtain FDA clearance on a timely basis, or at all. Our products must also comply with laws and regulations in foreign countries in which we market such products. In general, the extent and complexity of medical device regulation is increasing worldwide. This trend may continue, and the cost and time required to obtain marketing clearance in any given country may increase as a result. We cannot assure you that our products will obtain any necessary foreign clearances on a timely basis, or at all. The uncertainty of third party reimbursements and possible health care reforms may adversely affect us.

Our ability to market products successfully in the U.S. will depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities private health insurers, health maintenance organizations and other third-party payers. Payers increasingly challenge the need for, and prices of, medical products and services. Payers may deny reimbursement for procedures that they deem experimental or for devices used in ways other than as cleared by the FDA or stated in their indications for use. With respect to our products, some payers could deny coverage until the devices become generally accepted by the medical profession. The inability of hospitals and other providers to obtain reimbursement from third-party payers for our products would have a material adverse impact on our business, financial condition, operating results and cashflows. Health care reform may also impact sales of new products in the U.S. Reforms may include:

O	mandated basic health care benefits;
O	controls on health care spending through limiting the growth of private health insurance premiums and Medicare and Medicaid spending; and
O	fundamental changes to the health care delivery system.

We anticipate that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies, and that public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on our ability to market our current and proposed new products. Laws resulting from such reform initiatives could adversely impact our business, financial condition, operating results and cash flows.

We will require additional funds to achieve our current business strategy and our inability to obtain additional financing could have a material adverse effect on our ability to maintain business operations.

We may need to raise additional funds through public or private debt or sale of equity to achieve our current business strategy of licensing the Variance Cardiography technology to other medical technology companies. This financing may not be available when needed. Even if this financing is available, it may be on terms that we deem unacceptable or are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our inability to obtain financing would have a material adverse effect on the our ability to implement our development strategy, and as a result, could require us to diminish or suspend our development strategy and possibly cease our operations.

If we are unable to obtain financing on reasonable terms, we could be forced to delay, scale back or eliminate certain product and service development programs. In addition, such inability to obtain financing on reasonable terms could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations, any of which could put your investment dollars at significant risk.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to use information that we regard as proprietary. We also run the risk of infringing the proprietary rights of third parties.

We have patent protection for our Variance Cardiography technology and we also rely upon a combination of trade secrets, know-how and confidentiality agreements to protect the proprietary aspects of our technology, including aspects of manufacturing. Our success will depend, in part, on our ability to protect our products and to manufacture and sell them without infringing the rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, are highly uncertain. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the U.S. We cannot assure you that:

Any pending patent applications or any future patent applications will result in the issuance of patents; o the scope of any patent protection will be effective to exclude competitors or to provide competitive advantages to us; o we will be able to commercially exploit any issued patents before they expire; o any of our patents will be held valid if subsequently challenged; o others will not claim rights in, or ownership of, the patents and other proprietary rights we hold; o our products and processes will not infringe, or be alleged to infringe, the proprietary rights of others; or o we will be able to protect meaningful rights in proprietary technology over which we do not hold patents.

Furthermore, we cannot assure you that others have not developed or will not develop products which may duplicate any of our products or manufacturing processes, or that others will not design around our patents. Other parties may independently develop or otherwise acquire substantially equivalent techniques, gain access to our proprietary technology or disclose such technology. In addition, whether or not we obtain additional patents, others may hold or receive patents covering components of products we independently develop in the future. We cannot assure you that third parties will not claim infringement by us, and seek substantial damages, with respect to current or future products. Ifwe were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may be involved in legal proceedings. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays and require us to:

Cease manufacturing and selling our product, which would seriously harm us; enter into royalty or licensing agreements; or, design commercially acceptable non-infringing alternative products.

We cannot assure you that we would be able to obtain additional royalty or licensing agreements, if required, on terms acceptable to us or at all, or that we would be able to develop commercially acceptable non-infringing alternative products. Our failure to do so could have a material adverse effect upon our business, financial condition, operating results and cash flows.

If patients allege that the use of Variance Cardiography technology adversely affected them, we may face substantial product liability claims.

Substantial product liability litigation exists within the medical device industry. We cannot assure you that future product liability claims will not exceed the limits of our insurance coverage or that such insurance will continue to be available on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities, or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, adverse publicity resulting from product liability litigation may materially adversely affect us regardless of whether the claims are valid or whether we a reliable. These claims may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

Minnesota Anti-takeover Law and Certain Provisions of Our Articles of Incorporation May Discourage Attempts to Effect a Change in Control of Our Company, Which May Adversely Affect the Value of Our Common Stock. This only applies to takeovers instituted by an interested shareholder and not other parties that management may seek out in hopes of effecting a business combination.

We are governed by the provisions of Section 302A.673 of the Minnesota Business Corporation Act (“MBCA”). In general, the law prohibits a public Minnesota corporation from engaging in a “business combination” (with an “interested shareholder”) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. “Business Combination” includes mergers, share exchanges, asset sales, plan or proposal of liquidation or dissolution, recapitalization, issuance and transfers of shares in excess of 5%or more of the Company’s shares. “Interested Shareholder” means any person who owns directly or indirectly 10% or more of a public corporation’s outstanding voting stock or an affiliate or associate of a public corporation which owns, or within four years did own, 10% or more of the public corporation’s outstanding voting stock. These provisions regarding certain business combinations under the MBCA could have the effect of delaying, deferring, or preventing a change in control of the company or the removal of existing management. We have no control over, and therefore cannot predict, what effect these impediments to the ability of third parties to acquire control of us might have on the market price of our common stock.

We depend on our chief executive officer, directors and consultants and need additional marketing and technical personnel to successfully market our technology. We can not assure you that we will be able to retain or attract such persons.

We may be unable to recruit, motivate and retain qualified employees.

Our success depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including those who concentrate in research and development, sales, marketing and manufacturing, to keep pace withour product development schedules. Even though we have not experienced shortages of qualified people to date, qualified individuals needed to fill these positions could be in short supply in our market. Our inability to recruit, motivate and retain such individuals may delay the planned launch of new products or result in high employee turnover, either of which could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees.

Risks related to our securities:

Fluctuations in our operating results may result in decreases in the price of our securities.

Our operating results have and will continue to fluctuate significantly because of several factors, including the timing of FDA clearance, government policies regarding payment for our products and new technology. Consequently, our operating results may fall below the expectations of public market analysts and investors. In that event, the price of our securities would likely decrease.

The Trading Price of Our Common Stock May Be Volatile.

The trading price of our shares may from time to time fluctuate widely. The trading price may be affected by a number of factors including the risk factors set forth in this prospectus as well as our operating results, financial condition, announcements of innovations or new products by us or our competitors, general conditions in our industry, and other events or factors. We will need broker dealers to make a market in our common stock, we cannot assure you that any firms will serve as market makers or have the financial capability to stabilize or support our common stock. A reduction in the number of market makers or the financial capability of any of these market makers could also result in a decrease in the trading volume of and price of our shares. In recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations may adversely affect the future-trading price of our common stock.

Certain states may not allow sales of our common shares and investors may be required to hold their common shares indefinitely.

Purchasers of our common shares may move to jurisdictions in which the common shares are not qualified or exempt. No assurances can be given that we will be able to effect any required qualification or that any exemption will be available permitting a purchaser to sell his common shares, and, as a result, such common shares may be required to be held indefinitely.

A business combination with a third party will probably result in a change in control and of management.

A business combination with a third party involving the issuance of our common stock will, in all likelihood, result in shareholders of another company obtaining a controlling interest in us. The resulting change in control will likely result in removal of our present officer and director and a corresponding reduction in or elimination of his/her participation in our future affairs.

“Penny Stock” rules may make buying or selling our common stock difficult.

Trading in our securities is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. Broker-dealers who sell penny stocks to certain types of investors are required to comply with the Commission’s regulations concerning the transfer of penny stock. These regulations require broker-dealers to:

-	Make a suitability determination prior to selling a penny stock to the purchaser;
-	Receive the purchaser’s written consent to the transaction; and
-	Provide certain written disclosures to the purchaser.

These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

We do not expect to pay dividends and investors should not buy our common stock expecting to receive dividends

We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future.

Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus under “Risk Factors,” Plan of Operation,” “Business,” and elsewhere are “forward- looking statements.” These statements involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.”

In some cases, you can identify forward-looking statements by the words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions or the negative of these terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward- looking statements.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read in conjunction with our financial statements and notes thereto appearing in this prospectus.

The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

We are a development stage company that has only recently commenced our principal operation of licensing and distributing the Variance Cardiography technology and related services. We have been relying on the services of Aurora Capital Management, L.L.C. a Minnesota venture capital firm to provide initial funding and management services.

We have generated no revenues since inception.

General and administrative expenses since inception have totaled $41,200.

We had no income tax expense since inception.

As a result of the foregoing, we realized a net loss of $16,169 for year 2004 as compared to a net loss of $25,031 for the period from inception to December 31,2003. The decrease in net loss is attributed to a reduction in general and administration costs.

We completed the spin-off from Vital Health Technologies, Inc. in March 2003. Following the merger-spin-off a dispute arouse surrounding the purchase of the Variance Cardiograhy Technology. Vital Health/CAHR claimed that it had transferred the assets to General Finance and Development and General Finance and Development claimed that it did not receive the assets. The dispute centered around General Finance and Development claiming that the Bill of Sale was not completed and forwarded as stated in the agreement. During the dispute, the technology assets remained in a storage facility listed under Vital Health Technologies, Inc.

The dispute was settled in November 2004 where 1,700,000 shares was transferred to Vital Health/CAHR in exchange for all of the business assets associated with Variance Cardiography. General Finance and Development retained 150,000 shares of Vital Health/CAHR.

In addition, General Finance and Development granted a non-exclusive license to Vital Health/CAHR.

Terms of non-exclusive License Agreement:

-	Vital Health/CAHR has a non-exclusive worldwide license to develop and commercialize the Variance Cardiography Technology.

-

General Finance and Development will receive Five percent (5%) of gross revenue actually received by Vital Health/CAHR upon the marketing and sale of the Technology, to be paid to General Finance and Development on a quarterly basis.

-

First refusal during the term of the agreement, whereupon Vital Health/CAHR has thirty (30) days after the receipt of such notice to elect to purchase all right, title and interest in and to the Technology at the price to be paid to General Finance and Development by the third party assignee.

-	The term of the agreement is perpetual.

We have not received any indication of when VHT/CAHR will manufacture and sell our technology.

Liquidity and Capital Resources

At December 31, 2004, we had a working capital surplus of $32,942 as compared to no working capital at March 31, 2003. The change is primarily due to the formation of our Company not being completed until April of 2003.

We received $50,000 from the sale of 50,000 shares of our common stock to Aurora Capital Management, L.L.C. in April 2003. Aurora Capital Holdings, L.L.C. contributed 150,000 shares of Vital Health Technologies, Inc. common stock to the Company as part of the spin-off-license settlement in November 2004. Aurora Capital Holdings, LLC represents the entity that exchanged the 1,850,000 shares of Vital Health Technologies for the technology assets. Aurora Capital Management owns 87.89% of Aurora Capital Holdings.

We intend to periodically sell these shares and utilize the proceeds for working capital needs. Vital Health Technologies common stock trades on the OTC Bulletin Board Exchange under the ticker symbol CAHR. There is no assurance that there will be sufficient trading volume or a price in which the sale of the stock will have a meaningful impact on our capital resources.

Until General Finance and Development receives revenues from royalties, other business opportunities or capital from securities sales, its operations will be limited to those that can be effected through its officers, directors and consultants.

Plan for the next 12 months.

Our plan for the next 12 months is to handle the administrative and reporting requirements of a public company and complete ongoing research and product enhancements while seeking additional license opportunities for the Variance Cardiography technology. There can be no assurance that we will be successful with any of the initiatives, and if so; we cannot accurately predict the value of any agreement to us.

We have relied on Aurora Capital Management, L.L.C. for initial funding and will continue to due so for near term requirements. Aurora has verbally committed to provide $50,000 in capital. According to our April 30, 2005 bank statement we had $20,288.57 in cash. According to our March 31,2005 brokerage statement we had $76,500 in marketable securities. Based on these financial resources we anticipate having enough capital to meet our cash requirements over the next 12 months assuming we do not implement our business plan. Our plan is to sell shares of our stock as part of an offering to raise the capital necessary to implement our business plan. At this time we do not know the amount of shares, price or type of offering we will undertake.

Since we presently have no revenue from operations, we cannot rely on internal sources of capital to fund our ongoing expenses. If we do not receive royalties from our license agreement with Vital Health Technologies and are unable to execute additional license agreements or raise additional capital, our ability to continue as a going concern is unlikely.

We will require an estimated $1,150,000 to fully implement our business plan.

Timetable for key initiatives:

Through 2nd quarter of 2005
Pursue license agreements for our technology	Ongoing
Begin studies scheduled for summer of 2005	June 2005
Complete assessment of software upgrade	2nd quarter 2005
Complete assessment of modification to number of leads	2nd quarter 2005

Based upon our completion of the above key initiative we have described below management’s best estimates of our financing needs through year- end 2005.

Secure financing for the following:		3rd quarter 2005
Software upgrade	Estimated cost	$150,000
Lead reduction	Estimated cost	$250,000
Longitudinal study	Estimated cost	$250,000
Product development and regulatory	Estimated cost	$100,000
Marketing	Estimated cost	$150,000
Misc. General and Administration	Estimated cost	$250,000
Total	Estimated cost	$1,150,000

ITEM 3.	DESCRIPTION OF PROPERTY

Our corporate office is located at 855 Village Center Dr. in North Oaks Minnesota that is a multi-business service center for small companies that charges fees based on usage. We are currently seeking a lease for a larger facility in the St. Paul-Minneapolis metropolitan area. Our technology is housed at our Shoreview, Minnesota location, which 420 square feet is rented on a monthly basis at $235 per month.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENTS

The following table sets forth, as of December 31, 2004, certain information with respect to the beneficial ownership of the common stock by (1) each person known by us to beneficially own more than 5% of our outstanding shares, (2) each of our directors, (3) each Named Executive Officer and (4) all of our executive officers and directors as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)(2)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF OUTSTANDING SHARES

Officers and Directors
as a Group	2,555,922	67.41%

DIRECTORS AND NAMED EXECUTIVE OFFICERS

William Kieger (3)	2,555,922	67.41%
855 Village Center Drive
Suite 315
North Oak, Minnesota 55127

Laura Kieger (4)	2,555,922	67.41%

Aurora Capital Management, L.L.C. (3)(4)	405,922	10.70%
855 Village Center Drive
Suite 315

North Oak, Minnesota 55127

Aurora Capital Holdings, L.L.C. (3)(4)	1,850,000	48.79%
855 Village Center Drive
Suite 315
North Oak, Minnesota 55127

5% STOCKHOLDERS

William & Joyce Bezdichek	255,533	6.74%
1315 Meadow Court
Shoreview, MN 55126

David Breen	251,107	6.62%
12961 Lexington Ave NE
Blaine, MN 55449

John Greiber	253,321	6.68%
830 Willow View Drive
Orono, MN 55356

Brett Storrar	250,000	6.59%
82 Bridgewater Drive
Vadnais Heights, MN 55127

(1) Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date hereof. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(3) William Kieger, our Chairman and CEO, is majority owner and controls the Aurora Capital Group, which consists of Aurora Capital Management, L.L.C. and Aurora Capital Holdings, L.L.C. William and Laura Kieger own 100% of Aurora Capital Management, L.L.C. which owns 87.89% of Aurora Capital Holdings, L.L.C. Accordingly, Mr. Kieger may be deemed to have indirect voting and investment control over the 2,555,922 shares of our common stock.

(4) Laura Kieger, our Director and Vice President, Administration is married to William Kieger and is 5% owner of Aurora Capital Management, L.L.C. She is the deemed to be the beneficial owner of 2,555,922 shares of our common stock.

ITEM 5	DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information about our executive officers and directors.

NAME	AGE	POSITION

William Kieger	49	Chairman, Chief Executive Officer

Laura Kieger	45	Director, Vice President, Administration

William Kieger, has been our Director since April, 2003. He is our Chairman and Chief Executive Officer. He is the President founder of the Aurora Capital Group that consists of Aurora Capital Management, L.L.C. and Aurora Capital Holdings, L.L.C. which he started in 1996 and 1998 respectively. Aurora Capital Management, L.L.C. provides consulting services and financing. The only company Aurora Capital Management, L.L.C. is providing financing and consulting services for is General Finance and Development, Inc. Aurora Capital Holdings, L.L.C. ‘s only asset is 1,850,000 shares of General Finance and Development, Inc. The shares were acquired in March of 2003. There is currently no other business function of Aurora Capital Holdings. On January 28, 1997Kieger became involved with Vital Health Technologies as part of a consulting agreement with Aurora Capital Management, L.L.C. He served as the Chairman and Chief Executive Officer of Vital Health Technologies from August 2000 to March of 2002. He remained as a consultant until the merger with Caribbean American Health Resorts in March 2003. Until 1996 he served 15 years with American Express Financial Advisors with the last position being a Division Vice President. His experience also includes being a member of the Minnesota Venture Capital Association and he holds a Bachelor degree in Business Management from the University of St. Thomas and a CFP designation from the College for Financial Planning, Denver, Colorado. He has completed the executive development program in Venture Management at the Kellogg School of Business, Northwestern University in Evanston Illinois.

Laura Kieger, has been our Director since November, 2004. She is our Vice President, Administration and is also the Director of Human Resources at Regulatory & Clinical Research Institute, Inc. (RCRI) where she has served since December 2003. RCRI is a Contract Research Organization that provides clinical and regulatory services to medical companies throughout the United States. Her background also includes being an adjunct faculty member of the College of St. Scholastica where she has been teaching courses in organizational development since August 2003 to the present. From January 2001 to January 2004, she worked for a private consulting group (The MEL Group) providing business services on a contractual basis. Other positions include being the Director of Human Resources for Hudson Hospital from July 1998 to March 2001 and Marsh and McLennan, Inc from June 1982 to January 1989. She serves as a member of the Anoka County Personnel Board of Appeals since her appointment in November 2003 and holds a Masters degree in Human Development from St. Mary’s University, St. Paul Minnesota and a BA in Human Resources from the University of Minnesota.

All officers and directors listed above will remain in office until the next annual meeting of our shareholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of

Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors.

PROMOTERS

William Kieger is the founder of General Finance and Development, Inc. and is classified as a promoter.

We do not have any standing committees.

None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

BOARD OF DIRECTORS

The board of directors consists of two directors.

BOARD COMMITTEES

The Board of Directors has established no committees.

The Board of Directors acting as a whole performs the functions of the compensation committee.

ITEM 6.	EXECUTIVE COMPENSATION

We have executed a management agreement with Aurora Capital Management, L.L.C. that provides the full time services of our Chief Executive Officer, William Kieger. Aurora Capital Management, L.L.C. is in the business of providing funding and management services to companies such as General Finance and Development, Inc. General Finance and Development, Inc. is the only company in which Mr. Kieger is providing management services for. The agreement goes into effect January 1, 2005. The agreement includes a $10,000 per month management fee and a quarterly bonus of 10% of earnings before income taxes. In the event that there are not sufficient revenues generated from licensing or we are unable to acquire sufficient working capital from other sources including loans and stock offerings to compensate Mr. Kieger he has expressed a willingness to defer the payment of his salary until such time as the Company has the financial capability to compensate him. As of this date the compensation has accrued.

Our Vice President, Administration Laura Kieger has a consulting agreement with the company that provides her services on a part time basis and pays her a fee of $500 per month. We have no agreement or understanding, express or implied, with any officer or principal stockholder, or their affiliates or associates, regarding compensation of stocks, options, warrants or any other form of equity remuneration, for services performed on our behalf. Nor are there compensatory plans or arrangements, including payments to any officer in relation to resignation, retirement, or other termination of employment with us, or any change in control, or a change in the officer’s responsibilities following a change in control The following table sets forth information concerning annual and long-term compensation, on an annualized basis for the 2004 fiscal year, for our Chief Executive Officer and for each of our executive officers (the “Named Executive Officers”) whose compensation on an annualized basis exceeded $100,000 during fiscal 2004.

ANNUAL COMPENSATION			LONG TERM COMPENSATION
NAME AND PRINCIPAL POSITION	FISCAL YEAR	OTHER SALARY	ANNUAL BONUS	STOCK COMPENSATION	RESTRICTED UNDERLYING AWARDS	SECURITIES OPTIONS (NO. OF SHARES)	ALL OTHER COMPENSATION
None

We did not have compensation agreements for any officers during 2003 or 2004. Our shareholders may in the future determine to pay Directors’ fees and reimburse Directors for expenses related to their activities.

STOCK OPTIONS

We did not grant stock options in 2003 or 2004. There are no warrants or options outstanding.

No Executive Officer held options during the 2003 and 2004 fiscal year.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 8.	DESCRIPTION OF SECURITIES

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by- laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

GENERAL

Our Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.01 par value per common share and 5,000,000 shares of undesignated stock. As of December 31, 2004, there were 469 shareholders holding 3,791,255 shares of our common stock outstanding.

COMMON STOCK

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our certificate of incorporation and by-laws do not provide for cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities. Holders of common stock have no preemptive, conversion or redemption rights.

Liquidation Rights.

Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Minnesota Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights.

Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights.

Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

There are no other material rights of the common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.

MINNESOTA BUSINESS COMBINATION PROVISIONS

We are governed by the provisions of Section 302A.673 of the Minnesota Business Corporation Act (“MBCA”). In general, the law prohibits a public Minnesota corporation from engaging in a “business combination” (with an “interested shareholder”) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. “Business Combination” includes mergers, share exchanges, asset sales, plan or proposal of liquidation or dissolution, recapitalization, issuance and transfers of shares in excess of 5%or more of the Company’s shares. “Interested Shareholder” means any person who owns directly or indirectly 10% or more of a public corporation’s outstanding voting stock or an affiliate or associate of a public corporation which owns, or within four years did own, 10% or more of the public corporation’s outstanding voting stock. These provisions regarding certain business combinations under the MBCA could have the effect of delaying, deferring, or preventing a change in control of the company or the removal of existing management. We have no control over, and therefore cannot predict, what effect these impediments to the ability of third parties to acquire control of us might have on the market price of our common stock. In addition, we are authorized to 5,000,000 shares of undesignated stock which may be issued by our Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. Depending upon the rights, preferences and designations assigned to it, issuance of shares of such stock could delay, deter or prevent a change in control of our company to the detriment of our shareholders.

WHERE YOU CAN FIND MORE INFORMATION

We plan to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statement or other information that we file with the Commission at the Commission’s public reference rooms in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Commission at “http://www.sec.gov.”

PENNY STOCK CONSIDERATIONS

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction ina penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

TRANSFER AGENT

The Transfer Agent and Registrar for our common stock is Signature Stock Transfer, Inc. One Preston Park, 2301 Ohio Drive - Suite 100, Plano Texas 75093. Its telephone number is (972)612-4120.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There has been no public trading market for the Company’s Common Stock. Our shareholders have met the holding period requirements under Rule 144 and their shares are eligible to be sold without restriction. Shares held by officers, directors and other control persons continue to have applicable restrictions and limitations on the sale of their shares.

To date, we have not declared or paid any dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock, when issued pursuant to this offering. Although we intend to retain our earnings, if any, to finance the development and growth of our business, our Board of Directors will have the discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our Board of Directors may deem relevant.

ITEM 2.	LEGAL PROCEEDINGS

To the best of our knowledge, there are no known or pending litigation proceedings against us.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Carver, Moquist & Associates, LLC (CMA) merged with O'Connor Gearty & Co., Ltd. on December 1, 2004. As a result of the merger, CMA changed its name to Carver, Moquist & O'Connor, LLC (CMO).

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

On April 4, 2003 the Company issued 50,000 shares of restricted stock to Aurora Capital Management, L.L.C. at a price of $1.0 per share. Proceeds of $50,000 from the sale of securities were used for the purpose of establishing initial working capital. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Section 4 (2) of the Securities Act.

ITEM 5	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Minnesota Business Corporation Act. Our Bylaws also provide for us to indemnify directors and officers to the fullest extent permitted by the Minnesota Business Corporation Act.

The indemnification provisions described above would provide coverage for claims arising under the Securities Act and the Exchange Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our Articles of Incorporation, Bylaws, the Minnesota Business Corporation Act, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

GENERAL FINANCE AND DEVELOPMENT, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003 AND THE

PERIOD FROM INCEPTION (APRIL 1, 2003) TO

DECEMBER 31, 2004

TABLE OF CONTENTS

Page

Independent Auditors’ Report	2

Balance Sheets	3

Statements of Operations	4

Statements of Comprehensive Income	5

Statements of Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to Financial Statements	8

Carver, Moquist & O’Connor, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors

General Finance and Development, Inc.
(A Development Stage Company)

Minneapolis, Minnesota

We have audited the accompanying balance sheets of General Finance and Development, Inc., as of December 31, 2004 and 2003, and the related statements of operations, comprehensive income, shareholders’ equity and cash flows for they are then ended December 31, 2004, the period from inception (April 1, 2003) to December 31, 2003 and the period from inception (April 1, 2003) to December 31,2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Finance and Development, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year then ended December 31, 2004, the period from inception (April 1, 2003) to December 31, 2003 and the period from inception (April 1, 2003) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has lost $41,200 from inception to December 31, 2004 and through December 31,2004 the Company has not generated any revenues. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this matter.

Carver, Moquist & O’Connor, LLC

Minneapolis, Minnesota

January 31, 2005

(Registered with the PCAOB as Carver, Moquist & Associates, LLC)

GENERAL FINANCE AND DEVELOPMENT, INC.

BALANCE SHEETS

	December 31,
	2003	2004
ASSETS

Current Assets:

Cash in bank	$32,942	$37,111

Total current assets	32,942	37,111

Other assets:
Investment in CAHR stock	21,000	--

Total assets	$53,942	$37,111

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued expenses	$--	$--

Shareholders’ Equity:
Common stock: $.01 par value; 50,000,000
shares authorized; shares issued and
outstanding 3,791,250 in 2004 and 2003	37,913	37,913
Additional paid-in capital	52,729	24,229

Accumulated other comprehensive income	4,500	--
Deficit accumulated during the
development stage	(41,200)	(25,031)

Total shareholders’ equity	53,942	37,111

Total liabilities and shareholders’ equity	$53,942	$37,111

The accompanying notes are an integral part

of these financial statements

GENERAL FINANCE AND DEVELOPMENT, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004 AND

INCEPTION TO DECEMBER 31, 2003 AND

THE PERIOD FROM INCEPTION (APRIL 1, 2003)

TO DECEMBER 31, 2004

	Years Ended December 31, 2004	Inception To December 31, 2003	Inception To December 31, 2004

Total revenues	$--	$--	$--

Expenses:
General and administrative	16,169	25,031	41,200

Loss before income taxes	(16,169)	(25,031)	(41,200)

Income tax expense	--	--	--

Net loss	$(16,169)	$(25,031)	$(41,200)

Basic earnings (loss) per
common share	$--	$(.01)	$(.01)

Diluted earnings (loss) per
common share	$--	$(.01)	$(.01)

The accompanying notes are an integral part

of these financial statements

GENERAL FINANCE AND DEVELOPMENT, INC.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2004 AND

INCEPTION TO DECEMBER 31, 2003 AND

THE PERIOD FROM INCEPTION (APRIL 1, 2003)

TO DECEMBER 31, 2004

	Years Ended December 31, 2004	Inception To December 31, 2003	Inception To December 31, 2004

Net loss	$(16,169)	$(25,031)	$(41,200)

Comprehensive income:
Unrealized gain on investment	4,500	--	4,500

Comprehensive income (loss)	$(11,669)	$(25,031)	$(36,700)

The accompanying notes are an integral part

of these financial statements

GENERAL FINANCE AND DEVELOPMENT, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During Development Stage	Total
Stock issuance to Vital Health Technologies, Inc. shareholders at date of spin off	3,741,250	$37,413	$(37,413)	$--	$--	$--

Issuance to Auroua Capital
Management at $1 per share	50,000	500	49,500	--	--	50,000

Donated services and payment of
expenses on behalf of Company	--	--	12,142	--	--	12,142

Net loss	--	--	--	--	(25,031)	(25,031)

BALANCE, December 31, 2003	3,791,250	37,913	24,229	--	(25,031)	37,111

Contribution of 150,000 shares of
CAHR common stock to Company	--	--	16,500	--	--	16,500

Donated services	--	--	12,000	--	--	12,000

Unrealized gain on investment in CAHR stock	--	--	--	4,500	--	4,500

Net loss	--	--	--	--	(16,169)	(16,169)

BALANCE, December 31, 2004	3,791,250	$37,913	$52,729	$4,500	$(41,200)	$53,942

The accompanying notes are an integral part of these financial statements

GENERAL FINANCE AND DEVELOPMENT, INC.

STATEMENTS OF CASH FLOW

YEARS ENDED DECEMBER 31, 2004 AND 2003 AND

PERIOD FROM INCEPTION (APRIL 1, 2003) TO

DECEMBER 31, 2004

	Years Ended December 31, 2004	Inception To December 31, 2003	Inception To December 31, 2004
Cash flows from operating activities:
Net loss	$(16,169)	$(25,031)	$(41,200)

Adjustments to reconcile net loss
to net cash from operating
activities:
Donated services and payment
of expenses on behalf of
Company	12,000	12,142	24,142

Net cash used by
operating activities	(4,169)	(12,889)	(17,058)

Cash flows from financing activities:
Proceeds from stock issuance	--	50,000	50,000

Net cash provided by
financing activities	--	50,000	50,000

Increase (decrease) in cash	(4,169)	37,111	32,942

Cash at beginning of period	37,111	--	--

Cash at end of period	$32,942	$37,111	$32,942

The accompanying notes are an integral part of

these financial statements

GENERAL FINANCE AND DEVELOPMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Business

The Company was incorporated on April 1, 2003 under the laws of the State of Minnesota. The Company was formed as a spin-off from Vital Health Technologies, Inc. as a part of a merger agreement between Vital Health Technologies, Inc. and Caribbean American Health Resorts, Inc. Each shareholder of record of Vital Health Technologies, Inc. on March 12, 2003, received one share of General Finance and Development, Inc. common stock for each share of Vital Health Technologies, Inc. common stock they owned.

From inception to November 2004, the Company was dormant except for maintenance of its corporate status. In November 2004, the Company finalized the purchase of certain Variance Cardiography technology from Vital Health Technologies, Inc. that had been anticipated in the merger/spin-off agreement. Management of the Company feels Variance Cardiography could become an effective methodology of detecting coronary artery disease. As part of this agreement the Company entered into a nonexclusive distribution agreement with CAHR.

Through November 2004, the Company was fully dependent on Aurora Capital Management, a stockholder, for the maintenance of its corporate status and to provide all managerial support for the Company. In November 2004, the Company entered into a contract with a principal of Aurora Capital Management to be the Company’s chairman and chief executive officer.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents include investment instruments purchased with maturity of three months or less. There were no cash equivalents in 2004 or 2003.

Investment in CAHR Stock

In November 2004, Aurora Capital Management, a shareholder of the Company, contributed 150,000 shares of common stock of Carribean American Health Resorts, Inc. (CAHR) to the Company. CAHR is traded OTC, but has limited volume. The Company accounts for this investment as available-for-sale. Available-for- sale securities are recorded at their fair value in the accompanying financial statements. The unrealized gain (loss) is treated as a component of comprehensive income (loss).

GENERAL FINANCE AND DEVELOPMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Comprehensive Income

SFAS No. 130 establishes standards for the reporting and disclosure of comprehensive income and its components which will be presented in association with a company’s financial statements. Comprehensive income is defined as the change in a business enterprise’s equity during a period arising from transactions, events or circumstances relating to non-owner sources, such foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. It includes all changes in equity during a period except those resulting from investments by or distributions to owners. Are conciliation of net income and comprehensive income is provided in the accompanying financial statements.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per common share, in addition to the weighted average determined for basic earnings per shares would include potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. At December 31, 2004 and 2003, the Company has not issued any common stock equivalents.

Years Ended December 31,		Inception To December 31,
	2004	2003	2004

Weighted-average number of
common shares outstanding
for basic EPS	3,791,250	3,791,250	3,791,250

Loss available to common
Stockholders	(16,169)	(25,031)	(41,200)

GENERAL FINANCE AND DEVELOPMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Stock-Based Consideration

The Company will apply the fair value-based method of accounting for employee and non-employee stock-based consideration and/or compensation in accordance with FASB Statement 123 (based on quoted market prices at the date of grant and/or as earned).

Financial Instruments

Financial instruments consist of the following:

Short-Term Assets and Liabilities:

The fair value of cash and cash equivalents, accounts payable and accrued expenses approximate their carrying values due to the short- term nature of these financial instruments.

Concentrations, Risks and Uncertainties

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GENERAL FINANCE AND DEVELOPMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Concentrations, Risks and Uncertainties (Continued)

Income Taxes

The Company has implemented SFAS 109: Accounting for Income Taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. See Note 4.

NOTE 2 - GOING CONCERN/DEVELOPMENT STAGE

Since formation on April 1, 2003, the Company is deemed to be in the development stage. To date the Company’s efforts were primarily limited to maintenance of its corporate status. With the completion of the acquisition of the Variance Cardiography technology in November 2004, the Company is hopeful of becoming viable. Becoming viable requires completion of product development and marketing of the Variance Cardiography technology. The Company currently does not have sufficient capital resources and will need to raise either debt or equity financing. If the Company is unsuccessful it might not be able to continue as a going concern. No estimate can be made of the range of loss that is reasonably possible should the Company be unsuccessful.

GENERAL FINANCE AND DEVELOPMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 3 - RELATED PARTY TRANSACTIONS

Through December 31, 2004, the Company received all of its managerial services and administrative support at no cost from Aurora Capital Management, a shareholder of the Company. The Company valued these services and recorded the expense and corresponding capital contribution in accordance with Staff Accounting Bulletin (SAB) 79. The accompanying financial statements include expenses related to these donated services of $12,000 in 2004, $9,000 in 2003 and $21,000 from inception to December 31, 2004.

During 2003, the Company sold 50,000 shares of its common stock at $1.00 per share to Aurora Capital Management.

NOTE 4 - INCOME TAXES

Income taxes consisted of the following at December 31:

	2004		2003
Current:
Federal	$	- -	$	- -
State		- -		- -
		- -		- -

Deferred:
Federal		- -		- -
State		- -		- -

Income tax expense	$	- -	$	- -

GENERAL FINANCE AND DEVELOPMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 4 - INCOME TAXES (Continued)

Reconciliation between the expected federal income tax rate and the actual tax rates is as follows:

	2004		2003
	Dollar	Percent	Dollar	Percent

Expected federal tax expense (benefit)	$(5,500)	(34.0%)	$(8,500)	(34.0)%
Surtax exemption	3,100	19.0	4,800	19.0
State income tax, net of
federal tax benefit	(1,000)	(6.2)	(1,600)	(6.2)
Valuation of deferred tax
asset	3,400	21.2	5,300	21.2

Income tax expense (benefit)	$--	--%	$--	-- %

The tax effects of net operating loss carryforwards gives rise to a significant deferred tax asset. FASB 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

	2004	2003
Gross deferred tax asset relating to:
Net operating loss carryforwards	$8,700	$5,300

Gross deferred tax asset	8,700	5,300
Valuation allowance	(8,700)	(5,300)
Net deferred tax asset	--	--
Deferred tax liability	--	--

Net deferred tax asset (liability)	$--	$--

GENERAL FINANCE AND DEVELOPMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 4 - INCOME TAXES (Continued)

At December 31, 2004, the Company has net operating loss carryforwards available to offset future taxable income as follows:

Year	Federal	Minnesota

2018	$25,000	$25,000
2019	16,000	16,000

	$41,000	$41,000

NOTE 5 - SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended December 31, 2004	Inception To December 31, 2003	Inception To December 31, 2004

Cash paid for:
Interest	$--	$--	$--

Income taxes	$--	$--	$--

Summary of Noncash Activity:

Through December 31, 2004, the Company received all of its managerial services and administrative support at no cost from Aurora Capital Management, a shareholder. The accompanying financial statements include expenses related to these donated services of $12,000 in 2004, $9,000 in 2003 and $21,000 from inception to December 31, 2004

In November 2004, Aurora Capital Management contributed 150,000 shares of common stock of Carribean American Health Resorts, Inc. (CAHR) to the Company.

In November 2004, the Company finalized the purchase of certain Variance Cardiography technology from Vital Health Technologies, Inc. that had been anticipated in the merger/spin-off agreement.

PART III

ITEM 1.	INDEX TO EXHIBITS

Exhibit 3.1	Articles of Incorporation *
Exhibit 3.2	By-Laws *
Exhibit 10.1	Settlement Agreement *
Exhibit 10.2	Bill of Sale *
Exhibit 10.3	Non-Exclusive License Agreement *
Exhibit 10.4	Record of Action of the Board of Directors of Vital Health Technologies, Inc. *
Exhibit 10.5	Spin-Off Issuance Resolution *
Exhibit 10.6	Stock Purchase Agreement *
Exhibit 10.7	Consulting Agreement with Aurora Capital Management, L.L.C. *
Exhibit 10.8	Consulting Agreement with Laura Kieger *

* Filed with the original Form 10-SB on February 9, 2005 (SEC File No. 000-51156)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERAL FINANCE AND DEVELOPMENT, INC.

/s/ William Kieger
William Kieger, Chairman & CEO

Date	June 1, 2005